Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

AlloVir, Inc.

139 Main Street, Suite 500

Cambridge, MA 02142

Telephone: (617) 433-2605

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 17, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards and Tim Buchmiller

Re:	AlloVir, Inc.

Registration Statement on Form S-1

File No. 333-239698

CIK No. 0001754068

Rule 83 Confidential Treatment Request by AlloVir, Inc.

Mr. Edwards and Mr. Buchmiller:

On behalf of AlloVir, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 30, 2020 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on June 3, 2020, subsequently

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publicly filed by the Company with the Commission on July 6, 2020, 2020 (File No. 333-239698) (the “Registration Statement”), we submit this supplemental letter to further address comment 8 of the Original Comment Letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Reverse Stock Split in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range; however, all dollar amounts and per share amounts in this letter are pre-Reverse Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Edward Miller, General Counsel, AlloVir, Inc., 139 Main Street, Suite 500, Cambridge, MA 02142, before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

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The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Reverse Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Stock Option Grants Since January 1, 2019

The following table summarizes by grant date the number of shares of common stock underlying stock options granted since January 1, 2019, as well as the associated per share exercise price, equal to the estimated fair value per share of the Company’s common stock on the date of the option grant, and the estimated fair value of options per share used to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Underlying Option Grants	Exercise Price Per Share	Estimated Fair Value Per Share of Common Stock
October 16, 2019	67,000	$2.02	$2.02
February 17, 2020	5,000	$2.02	$2.02
May 18, 2020	75,000	$3.09	$3.09

Historical Fair Value Determination and Methodology

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the

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Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As described in further detail in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgements and Estimates—Stock-Based Compensation Expense” and under “Discussion of Common Stock Valuations and Option Grants” below, the third-party valuation reports were prepared by determining the Company’s total equity value using appropriate valuation methodologies and then allocating the value across the Company’s various outstanding securities at the time of valuation using one of the following valuation methods:

•

OPM. The option pricing allocation method (“OPM”) treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. The Company factored into the valuations the likelihood of which the Company would seek a merger or sale or an IPO based on the Company’s status as of each valuation date. A discount for lack of marketability (“DLOM”) of the shares of common stock is then applied to arrive at an indication of value for the shares of common stock.

•

PWERM. Under the probability-weighted expected return method (“PWERM”) methodology, the fair value of common stock is estimated based upon an analysis of future values for the Company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

•

Hybrid. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

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At each grant date, the Board considered whether any events had occurred that would trigger material changes to the business or would require adjustment to the estimated fair value from the previous valuation date. Additional objective and subjective factors considered by the Company’s Board include the following:

•	the prices at which the Company sold any shares of preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•

the progress of the Company’s research and development programs, including the status and results of preclinical studies and clinical trials for the Company’s lead product candidates Viralym-M and ALVR106;

•	the Company’s stage of development and commercialization and its business strategy;

•	external market conditions affecting the life sciences industry and trends within the life sciences industry;

•	the Company’s financial position, including cash, cash equivalents and short-term investments on hand, and the Company’s limited historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO or sale, in light of prevailing market conditions;

•	the Company’s IPO timeline and readiness process and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the life sciences industry.

Discussion of Common Stock Valuations and Stock Option Grants

The Company received a third-party valuation report of the Company’s common stock as of May 10, 2019 that indicated a fair value at $2.02 per share (the “May 2019 Valuation”). The May 2019 Valuation utilized the OPM to derive the total implied equity value; specifically utilizing the backsolve method. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the May 2019 Valuation, the backsolve method reflected the Company’s closing of the sale of its Series B Convertible Preferred Stock on May 8, 2019, for a total of approximately $121.3 million.

In determining the total implied equity value under the backsolve method, the Company estimated a volatility of 70% and an estimated time to liquidity of 1 year, based on management’s best estimate of a liquidity event at such time. After applying a DLOM of 25%, the fair value of the common stock was estimated to be $2.02, as of May 10, 2019.

On October 16, 2019, the Company granted non-qualified stock options to a consultant of the Company to purchase 67,000 shares of its common stock. On February 17, 2020, the Company

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granted incentive stock options to an employee of the Company to purchase 5,000 shares of its common stock. In determining the exercise price for these option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation, the May 2019 Valuation, using the assumptions provided above.

For the period from the date of May 10, 2019 through January 2020, the Board determined there were no internal or external developments since the May 2019 Valuation that warranted a change in the estimated fair value of the Company’s common stock, based, in part, upon a lack of significant new development milestones achieved by the Company. Management’s forecasted operating results remained substantially unchanged from the May 2019 Valuation date through January 2020. Given the fact that no additional capital raising transactions had occurred and the lack of certainty of any future financing event, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had changed from the May 2019 Valuation to the grant made on October 16, 2019. As a result, the Board determined that the fair market value of the Company’s common stock was $2.02 per share as of October 16, 2019.

Management identified an IPO scenario as an exit strategy for the Company in February 2020, however the February 17, 2020 grant for 5,000 options to purchase common stock was valued using the May 2019 Valuation due to the overall immateriality of the number of options granted. As a result, the Board determined that the fair market value of the Company’s common stock was $2.02 per share for the February 17, 2020 stock options granted.

In the judgment of the Board, the IPO exit strategy identified in February 2020 indicated that the fair value of the common stock would likely change from the May 2019 Valuation and contracted a third-party valuation specialist for a new valuation. As a result, the Board determined that the fair market value of the Company’s common stock was $3.09 per share as of February 29, 2020 based on the Company’s third-party valuation as of February 29, 2020 (the “February 2020 Valuation”).

The February 2020 Valuation utilized the OPM to determine the total implied equity value. In allocating the total implied equity value the February 2020 Valuation considered two scenarios: a M&A scenario and an IPO scenario, both using the OPM. In the IPO scenario, conversion of the preferred shares to common stock was assumed. In the M&A scenario, total implied equity value was allocated according to the preferred liquidation preference and conversion rights. Key assumptions used by the Company in the February 2020 Valuation were a term of 0.60 years, a volatility of 77.6%, a risk-free rate of 1.08% and a DLOM applied to the M&A scenario of 25.5%, and a DLOM applied to the IPO scenario of 16.5%.

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On May 18, 2020, the Board granted 75,000 options to purchase shares of common stock to an employee with a fair value of $3.09 per share of common stock pursuant to the February 2020 Valuation. The Board determined that the fair value of common stock as of May 18, 2020 remained at $3.09 per share because the Company (i) had just begun to hold testing-the-waters (“TTW”) meetings, receiving limited underwriter feedback and (ii) had not yet held valuation discussions with the underwriters regarding its common stock. As a result, the Board determined that the fair value of the Company’s common stock remained $3.09 per share from February 29, 2020 to July 16, 2020. On July 16, 2020, following additional discussions with its Board and investors, the receipt of additional data from clinical trials, and receiving initial feedback form its underwriters based on initial TTW meetings indicating the viability of a public offering, the Company relied on the Preliminary Price Range. See, e.g., the section entitled “Executive Compensation - Equity Grants in Connection with our Initial Public Offering” appearing in the Registration Statement.

In the Company’s valuation dated May 10, 2019, fair market value was calibrated to the expected or actual price received for the issuance of our Series A and Series B Preferred Stock in a market transaction. The scenarios and values considered in the Company’s February 29, 2020 valuation were based on the Company’s assessment of its development pipeline and market conditions at that time.

The principal factor contributing to the increase in the fair value of common stock from the May 2019 Valuation to the February 2020 Valuation was the probability of completing an IPO within one year as 30 percent based on conversations with our Board and outside advisors taking into account all relevant factors as of that date.

Other factors that counterweighed the potential increase in the fair value of common stock from the May 2019 Valuation to the February 2020 Valuation included broad U.S. and worldwide market volatility, uncertainty around investor interest in public offerings, expected rise in unemployment rates, unsettled debt financing markets, and uncertainty regarding the Company’s ability to execute on its operational and financing plans in light of work from home orders, macroeconomic conditions, and other risks and uncertainties applicable to clinical stage biotechnology companies in the face of COVID-19 and its wide-ranging ramifications.

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Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to July 16, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage life sciences companies;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage life sciences companies such as the Company;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of February 29, 2020 of $3.09 per share, which does not reflect the anticipated Reverse Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to February 29, 2020, the date of the Company’s most recent determination of the fair value of its common stock in reliance on, among other things, the February 2020 Valuation.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability-weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the February 2020 Valuation, the probability weighting of the IPO scenario was 30%. If the Company had instead applied a weighting of 100% to the scheduled IPO scenario, the fair value of the Company’s common stock in the February 2020 Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money ) as of February 29, 2020.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the February 2020 Valuation.

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•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock and unvested restricted common stock. The Company’s preferred stock currently has economic rights and preferences over the Company’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock, with a majority of that amount payable to the holders of Series B Preferred Stock on a senior basis. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of February 29, 2020, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

Since February 29, 2020, the Company has taken several steps towards the completion of an IPO, including (i) receiving the Original Comment Letter which presented no significant disclosure, accounting or other issues and which solidified the viability of executing an IPO in the third quarter of 2020; (ii) holding TTW meetings with potential investors to gauge preliminary and non-binding interest in a potential public offering, further receiving positive underwriter feedback (iii) on advice of outside advisors and after full deliberation by the Company’s Board, publicly filing the Registration Statement with the Commission on July 6, 2020.

•

Since February 29, 2020, the Company made further progress in the advancement of its lead development programs and the execution of its business strategies, including continuing to progress its product candidates through clinical trials. Specifically, the Company plans to initiate three Phase 3 pivotal trials and three Phase 2 proof of concept trials of Viralym-M in 2020 and 2021. In addition, the Company submitted an investigational new drug application for its product candidate, ALVR109, in June 2020.

Conclusion

The Company respectfully submits that the deemed per share fair values of the Company’s common shares used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons

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described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation Expense” for additional background regarding its equity grant valuation methodologies to date.

Return of This Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933, as amended

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1955.

Respectfully submitted,

GOODWIN PROCTER LLP

By:	/s/ Danielle Lauzon, Esq.
Danielle Lauzon, Esq.

cc:	David Hallal, AlloVir, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Justin L. McNamee, Esq., Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

ALLOVIR, INC.